Filed pursuant to Rule 424(b)(3) of the Securities Act of 1933
                                                    Registration No. 333-75069

                                4,674,581 Shares


                            The ServiceMaster Company

                                  Common Stock


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

We may issue up to 4,674,581 shares of our              This prospectus provides you with
common stock from time to time in                       information about ServiceMaster. We
connection with acquisitions of assets,                 encourage to read it carefully. In
businesses or securities.                               addition, you may obtain information about
                                                        ServiceMaster from documents that we have
This prospectus may also be used under                  filed with the Securities and Exchange
certain limited circumstances in connection             Commission.
with the resale of common stock that was
originally issued pursuant to this prospectus.          This prospectus is dated August 13, 2004.
                                                        You should be aware that the delivery of this
Our common stock is traded on the New York              prospectus and the sale of common stock
Stock Exchange under the symbol SVM. On                 pursuant to this prospectus will not in any
August 13, 2004, the closing sale price of the          way create an implication that the information
common stock on the NYSE was $11.50 per                 contained in this prospectus is accurate or
share.                                                  complete at any time after August 13, 2004.

                                                        We are not making an offer of common stock
                                                        in any state where the offer is not permitted.


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Neither the SEC nor any state securities regulators have approved the common stock to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
----------------------------------------------------------------------------





                 The date of this prospectus is August 13, 2004




                                TABLE OF CONTENTS
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                                                                                                                      Page
ABOUT THIS PROSPECTUS....................................................................................................3
WHERE YOU CAN FIND MORE INFORMATION......................................................................................3
SERVICEMASTER............................................................................................................4
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS...............................................................................8
SECURITIES COVERED BY THIS PROSPECTUS....................................................................................8
DESCRIPTION OF COMMON STOCK.............................................................................................10
LEGAL MATTERS...........................................................................................................11
EXPERTS.................................................................................................................11

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which is known as the SEC, using a shelf registration process. Under this shelf registration process, we may sell up to 4,674,581 shares of our common stock from time to time in connection with acquisitions of assets, businesses or securities.

         You should read carefully both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

         The registration statement of which this prospectus is a part (including the exhibits) contains additional important information about ServiceMaster and our common stock. That registration statement can be read at the web site of the SEC or at the SEC offices mentioned under the heading "Where You Can Find More Information."


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

         Our SEC filings are also available to the public over the Internet on the web site of the SEC at http://www.sec.gov and at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. This information incorporated by reference is an important part of this prospectus. You should also be aware that any information that we file subsequently with the SEC will automatically update this prospectus (that is, such information will be incorporated by reference into this prospectus). We incorporate by reference:

o        our Annual Report on Form 10-K for the year ended December 31, 2003;

o our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004 and June 30, 2004;

o the descriptions of our common stock and the associated preferred stock purchase rights included in registration statements we filed with the SEC under the Securities Exchange Act of 1934, including any amendment or report filed to update either description; and

o any documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding Currents Report on Form 8-K deemed furnished but not filed under the SEC's rules), until we sell all of the common stock offered by this prospectus.

         You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

         The ServiceMaster Company
         3250 Lacey Road
         Suite 600
         Downers Grove, Illinois  60515
         (630) 663-2000
         Attention:  Investor Relations

         You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are only offering common stock in states where that offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.


                                  SERVICEMASTER

         ServiceMaster is a national service company providing outsourcing services to both residential and commercial customers. Our services include lawn care and landscape maintenance; termite and pest control; home warranty and home inspection services; plumbing, drain cleaning, heating, ventilation, air conditioning and electrical services; and cleaning, disaster restoration and furniture repair. We provide these services through a network of over 5,400 company-owned and franchised locations operating under the following leading brands: TruGreen ChemLawn, TruGreen LandCare, Terminix, American Home Shield, AmeriSpec, ARS Service Express, Rescue Rooter, American Mechanical Services, Merry Maids, ServiceMaster Clean and Furniture Medic.

         Incorporated in Delaware in 1991, ServiceMaster is the successor to various entities dating back to 1947. Our principal executive offices are located at 3250 Lacey Road, Suite 600, Downers Grove, Illinois 60515 and our telephone number is (630) 663-2000. We maintain a web site on the Internet at http://www.svm.com. Our web site and the information contained therein are not a part of this prospectus.

         Our business is organized into five principal operating segments:
TruGreen; Terminix; American Home Shield; American Residential Services and American Mechanical Services; and Other Operations.

TruGreen Segment

         The TruGreen segment provides lawn care services primarily under the TruGreen ChemLawn brand name and landscape maintenance services primarily under the TruGreen LandCare brand name to residential and commercial customers. Revenues derived from the

TruGreen segment constituted 37%, 37% and 38% in 2001, 2002 and 2003, respectively, of the revenue from continuing operations of the consolidated ServiceMaster enterprise. The TruGreen ChemLawn and TruGreen LandCare businesses are seasonal in nature. Weather conditions, such as a drought, affect the demand for lawn care and landscape maintenance services and may result in a decrease in revenues or an increase in costs.

         TruGreen ChemLawn. TruGreen ChemLawn is a leading provider of lawn care services in the United States with approximately 3.5 million residential and commercial customers. As of December 31, 2003, TruGreen ChemLawn provided these services in 46 states and the District of Columbia through 205 company-owned locations and 52 franchised locations. TruGreen ChemLawn also provides lawn care services through a subsidiary in Canada and has entered into licensing arrangements to provide these services in 10 other countries, primarily in the Middle East.

         TruGreen LandCare. TruGreen LandCare is a leading provider of landscape maintenance services in the United States with approximately 13,000 residential and commercial customers. As of December 31, 2003, TruGreen LandCare provided these services in 39 states and the District of Columbia through 102 company-owned locations. TruGreen LandCare has no international operations.

Terminix Segment

         The Terminix segment provides termite and pest control services primarily under the Terminix brand name to residential and commercial customers. Revenues derived from the Terminix segment constituted 24%, 26% and 26% in 2001, 2002 and 2003, respectively, of the revenue from continuing operations of the consolidated ServiceMaster enterprise. The Terminix business is seasonal in nature. The termite swarm season, which generally occurs in early spring but varies by region depending on climate, has the highest demand for termite control services and therefore the highest level of revenues. Similarly, increased pest activity in the warmer months has the highest demand for pest control services and therefore the highest level of revenues.

         Terminix is a leading provider of termite and pest control services in the United States with over 2.9 million residential and commercial customers. As of December 31, 2003, Terminix provided these services in 45 states and the District of Columbia through 332 company-owned locations and 138 franchised locations. Terminix also provides termite and pest control services through a subsidiary in Mexico and has entered into licensing arrangements to provide these services in 27 other countries, primarily in the Caribbean and the Middle East.

American Home Shield Segment

         The American Home Shield segment provides home warranty contracts for systems and appliances primarily under the American Home Shield brand name and home inspection services primarily under the AmeriSpec brand name, in each case, to residential customers. Revenues derived from the American Home Shield segment constituted 11%, 12% and 13% in 2001, 2002 and 2003, respectively, of the revenue from continuing operations of the consolidated ServiceMaster enterprise. The American Home Shield and AmeriSpec businesses are seasonal in nature. Sales volume in the American Home Shield segment depends, in part, on the number of home resale closings which historically has been highest in the spring and summer months.

American Home Shield's costs related to service call volume is highest in the summer months, especially during periods of unseasonably warm temperatures.

         American Home Shield. American Home Shield is a leading provider of home warranty contracts for systems and appliances in the United States with over 1.1 million residential customers. It provides residential customers with contracts to repair or replace electrical, plumbing, central heating and central air conditioning systems, hot water heaters and appliances that breakdown due to normal wear and tear and administers those contracts through independent repair contractors. As of December 31, 2003, American Home Shield issued and administered home warranty contracts in 49 states and the District of Columbia. American Home Shield has also entered into a licensing arrangement to provide these services in Saudi Arabia.

         AmeriSpec. AmeriSpec is a leading provider of home inspection services in the United States with approximately 130,000 residential customers. As of December 31, 2003, AmeriSpec provided these services in 46 states and the District of Columbia through two company-owned locations and 228 franchised locations. AmeriSpec has no international operations.

American Residential Services and American Mechanical Services Segment

         The American Residential Services and American Mechanical Services segment provides plumbing, drain cleaning, heating, ventilation, air conditioning and electrical services primarily under the ARS Service Express, American Mechanical Services and Rescue Rooter brand names to residential and commercial customers. Revenues derived from the American Residential Services and American Mechanical Services segment constituted 24%, 21% and 19% in 2001, 2002 and 2003, respectively, of the revenue from continuing operations of the consolidated ServiceMaster enterprise. The American Residential Services and American Mechanical Services businesses are seasonal in nature, with the greatest activity occurring in May through August during the peak air conditioning season.

         American Residential Services. American Residential Services, which includes the business of ARS Service Express and Rescue Rooter, is a leading provider of plumbing, drain cleaning, heating, ventilation, air conditioning and electrical services in the United States with approximately 1.4 million residential customers. As of December 31, 2003, American Residential Services provided these services in 24 states and the District of Columbia through 65 company-owned locations. American Residential Services has also entered into a licensing arrangement to provide plumbing and drain cleaning services under the Rescue Rooter brand name in Saudi Arabia.

         American Mechanical Services. American Mechanical Services, a subsidiary of American Residential Services, is a leading provider of heating, ventilation, air conditioning and electrical services in the United States with approximately 4,000 commercial customers. As of December 31, 2003, American Mechanical Services provided these services in seven states through 17 company-owned locations. American Mechanical Services has no international operations.

Other Operations Segment

         The Other Operations segment provides residential and commercial disaster restoration and cleaning services primarily under the ServiceMaster and ServiceMaster Clean brand names, domestic house cleaning services primarily under the Merry Maids brand name and on-site furniture repair and restoration services primarily under the Furniture Medic brand name. The Other Operations segment also includes our international operations and headquarters functions. Revenues derived from the Other Operations segment constituted 5%, 4% and 4% in 2001, 2002 and 2003, respectively, of the revenue from continuing operations of the consolidated ServiceMaster enterprise.

         ServiceMaster Clean. ServiceMaster Clean is a leading franchisor in the residential and commercial cleaning field in the United States with over 1 million customers. As of December 31, 2003, ServiceMaster Clean provided these services in all 50 states and the District of Columbia through 3,040 franchised locations. ServiceMaster Clean also provides disaster restoration and cleaning services through subsidiaries in Ireland, the United Kingdom and Spain and has entered into licensing arrangements to provide these services in 17 other countries, primarily in Asia and the Middle East.

         Merry Maids. Merry Maids is a leading provider of domestic house cleaning services in the United States with approximately 300,000 residential customers. As of December 31, 2003, these services were provided in 48 states and the District of Columbia through 61 company-owned locations and 760 franchised locations. Merry Maids also provides domestic house cleaning services through subsidiaries in Denmark, Ireland and the United Kingdom and has entered into licensing arrangements to provide these services in 10 other countries, primarily in Asia.

         Furniture Medic. Furniture Medic is a leading provider of on-site furniture repair and restoration services in the United States with approximately 130,000 residential customers. As of December 31, 2003, Furniture Medic provided these services in 47 states and the District of Columbia through 425 franchised locations. Furniture Medic also provides on-site furniture repair and restoration services through a subsidiary in the United Kingdom and has entered into licensing arrangements to provide these services in Canada, France and Saudi Arabia.

Marketing and Distribution

         We market our services primarily through yellow pages advertisements, telemarketing, television and radio advertising, print advertisements, direct mail and door-to-door solicitation. Additionally, American Home Shield markets its home service contracts through participating real estate brokerage offices in conjunction with the resale of single-family residences and through financial institutions and insurance agencies.

Headquarters Functions

         The Business Support Center coordinates administration of payroll, benefits, risk management, travel and certain procurement services for ServiceMaster's internal operations. Various administrative support departments also provide personnel, communications, marketing, government and public relations, administrative, accounting, financial, tax, human resources, information technology and legal services. The Business Support Center is headquartered in Downers Grove, Illinois, and has additional personnel located in Memphis, Tennessee.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, which look forward in time and include, but are not limited to, statements regarding future events and our plans, goals, objectives and expectations, are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Forward-looking statements involve risks and uncertainties that could affect our results of operations, financial condition or cash flows. Factors that could cause actual results to differ materially from those expressed or implied in a forward-looking statement include the following, among others:

      o  weather conditions that affect the demand for ServiceMaster's services;

      o  competition in the markets served by ServiceMaster;

      o  labor shortages or increases in wage rates;

      o unexpected increases in operating costs, such as higher insurance, self-insurance and healthcare costs;

      o  higher fuel costs;

      o  increased governmental regulation including telemarketing;

      o general economic conditions in the United States, especially as they may affect home sales or consumer spending levels;

      o time and expenses associated with integrating and winding down businesses; and

      o other factors described from time to time in any applicable prospectus supplement or in the documents we incorporate into this prospectus by reference.

         Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of forward-looking statements should not be regarded as a representation that the future events, plans, goals, objectives or expectations we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance. You are cautioned not to rely on forward-looking statements.


                      SECURITIES COVERED BY THIS PROSPECTUS

         This prospectus covers shares of common stock that we may issue from time to time upon the completion of acquisitions of assets, businesses or securities. It also covers shares that we may issue upon the payment of dividends on, or conversion of shares of, preferred stock or other equity interests or upon the conversion of, or payment of interest on, convertible notes issued in connection with those acquisitions. In addition to the shares of common stock offered by this prospectus, the consideration we may offer in these acquisitions may include cash, debt or other securities or interests (which may be convertible into shares of common stock covered by this prospectus), or our assumption of liabilities of the assets, businesses, or securities being acquired or of their owners, or a combination thereof.

         We expect that the terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of common stock issued will be valued at prices reasonably related to the market price of the common stock either at or about the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder fees and certain other fees may be paid in connection with certain acquisitions. Any person receiving these kinds of fees may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We may, from time to time, in an effort to maintain an orderly market in the common stock or for other reasons, negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more restrictive than restrictions on sales made pursuant to the exemption from the registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and certain parties to these agreements may not otherwise be subject to those Securities Act requirements. We anticipate that, in general, any of these agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

         This prospectus may also be used, with our consent, by persons who have received or will receive from us common stock covered by this prospectus and who may wish to sell that stock under circumstances requiring or making desirable its use. This prospectus may also be used, with our consent, by pledgees, donees or assignees of these persons. Our consent to any such use may be conditioned upon an agreement not to offer more than a specified number of shares after we have supplemented or amended this prospectus. We may agree to use our best efforts to prepare and file supplements or amendments described in the immediately preceding sentence at certain intervals. We may require that any resale offering as described in this paragraph be effected in an organized manner through securities dealers.

         Sales by means of this prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at or about the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). We may indemnify any broker-dealer participating in these transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

         Stockholders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or

Rule 145(d) under the Securities Act. Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.


                           DESCRIPTION OF COMMON STOCK

         Under our Certificate of Incorporation, we are authorized to issue 1,000,000,000 shares of common stock, par value $0.01 per share, and 11,000,000 shares of preferred stock, par value $0.01 per share. As of August 2, 2004, 290,861,000 shares of common stock (excluding treasury shares) were issued and outstanding and no shares of preferred stock were issued and outstanding. In addition, as of August 2, 2004, our Board of Directors had approved the issuance of 68,830,446 shares of common stock under our equity incentive plans, and of that number approximately 32,922,830 were subject to issuance under outstanding stock options. The number of authorized shares of preferred stock includes 1,000,000 authorized shares of Junior Participating Preferred Stock, Series A (the "Series A Preferred Stock") issuable pursuant to the rights agreement dated as of December 15, 1997 that we entered into with Harris Trust and Savings Bank (the "Rights Plan"), none of which is currently outstanding. See "--Stock Purchase Rights."

Common Stock

         Subject to the rights of the holders of any preferred stock, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by our Board of Directors, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. The outstanding common stock is, and the shares of common stock offered by this prospectus will be, fully paid and non-assessable.

         Computershare Investor Services, L.L.C. is the registrar and transfer agent for our common stock.

Stock Purchase Rights

         Each outstanding share of common stock includes, and each share of common stock offered by this prospectus will include, one preferred stock purchase right (a "Right") provided under the Rights Plan. Each Right entitles the holder, until the earlier of December 11, 2007 or the redemption of the Rights, to buy, under specified circumstances, two three-thousandths of a share of Series A Preferred Stock at a price of $86.67 per two three-thousandths of a share (as may be adjusted to reflect stock splits). The Series A Preferred Stock is nonredeemable and will have 1,000 votes per share (subject to adjustment). We have reserved 1,000,000 shares of Series A Preferred Stock for issuance upon exercise of the Rights.

         If any person becomes the beneficial owner of 15% or more of our common stock, the Rights (other than Rights held by the acquiring person) would become exercisable for that number of shares of the common stock having a market value of two times the exercise price of the Right. Furthermore, if after any person becomes the beneficial owner of 15% or more of our common stock we are acquired in a merger or other business combination or 50% or more of our assets or earnings power are sold, each Right (other than Rights held by the acquiring person) would become exercisable for that number of shares of common stock (or securities of the surviving company in a business combination) having a market value of two times the exercise price of the Right.

         We may redeem the Rights at .67(cent) per Right prior to the occurrence of an event that causes the Rights to become exercisable for common stock.

         One Right will be issued in respect of each share of common stock issued before the earlier of December 11, 2007 or the redemption of the Rights. As of the date of this prospectus, the Rights are not exercisable, certificates representing the Rights have not been issued and the Rights automatically trade with our common stock. The Rights will expire on December 11, 2007, unless earlier redeemed.


                                  LEGAL MATTERS

         Certain legal matters regarding the issuance of the common stock, under laws other than federal or state securities laws, have been passed upon for us by our General Counsel.


                                     EXPERTS

         Deloitte & Touche LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing in giving said report.